CFO Wolfgang Nickl to Leave ASML by the End of April 2018 - He Will Join German Life Science Company Bayer as Its New CFO

VELDHOVEN, the Netherlands, 12 September 2017 – ASML today announces that Executive Vice President and Chief Financial Officer Wolfgang Nickl (age: 48) has decided to accept the position of CFO at German-based life science company Bayer. He will fulfil his current contract with ASML which runs to 25 April 2018.
Wolfgang Nickl, a native from Baden-Wuerttemberg, Germany, joined ASML in December 2013 from the U.S., where he built his career in financial and operational leadership roles at digital storage device manufacturer Western Digital Corporation before his promotion as its CFO in 2010.
“We highly appreciate Wolfgang’s contribution to ASML’s growth and development over recent years, and we looked forward to many more years of working together. Yet, we also appreciate that Bayer offers Wolfgang a significant opportunity and we wish him and Bayer all the best. Together with Wolfgang we will arrange for a smooth transition of his responsibilities over the coming months and secure uninterrupted execution of our strategy to reach our stated targets for our stakeholders,” said President and Chief Executive Officer Peter Wennink.
About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 17,500 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.
About Bayer
Bayer is a global enterprise with core competencies in the Life Science fields of health care and agriculture. Its products and services are designed to benefit people and improve their quality of life. At the same time, the Group aims to create value through innovation, growth and high earning power. Bayer is committed to the principles of sustainable development and to its social and ethical responsibilities as a corporate citizen. In fiscal 2016, the Group employed around 115,200 people and had sales of EUR 46.8 billion. Capital expenditures amounted to EUR 2.6 billion, R&D expenses to EUR 4.7 billion. These figures include those for the high-tech polymers business, which was floated on the stock market as an independent company named Covestro on Tuesday, October 06, 2015. For more information, go to www.bayer.com.
Regulated Information This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.